 Exhibit 99.1
Interim condensed consolidated statements
of financial position
(in thousands of Canadian dollars)
	Notes	As at Dec. 31, 2020 (Unaudited)	As at March 31, 2020 (Audited)
ASSETS
Current assets
Cash and cash equivalents	12(c)	$66,635	$26,093
Restricted cash		207	4,326
Trade and other receivables, net	5(a)	344,080	403,907
Gas in storage		16,185	6,177
Fair value of derivative financial assets	7	29,196	36,353
Income taxes recoverable		4,928	6,641
Other current assets	6(a)	143,145	203,270
		604,376	686,767
Assets classified as held for sale	16	2,571	7,611
		606,947	694,378
Non-current assets
Investments		32,889	32,889
Property and equipment, net		20,638	28,794
Intangible assets, net		86,618	98,266
Goodwill		264,651	272,692
Fair value of derivative financial assets	7	20,071	28,792
Deferred income tax assets		3,414	3,572
Other non-current assets	6(b)	33,814	56,450
		462,095	521,455
TOTAL ASSETS		$1,069,042	$1,215,833
LIABILITIES
Current liabilities
Trade and other payables	8	$472,763	$685,665
Deferred revenue		8,909	852
Income taxes payable		3,434	5,799
Fair value of derivative financial liabilities	7	110,166	113,438
Provisions	17(b)	5,945	1,529
Current portion of long-term debt	9	3,535	253,485
		604,752	1,060,768
Liabilities associated with assets classified as held for sale	16	2,712	4,906
		607,464	1,065,674
Non-current liabilities
Long-term debt	9	515,233	528,518
Fair value of derivative financial liabilities	7	136,329	76,268
Deferred income tax liabilities		2,715	2,931
Other non-current liabilities		23,144	37,730
		677,421	645,447
TOTAL LIABILITIES		$1,284,885	$1,711,121
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	12	$1,537,863	$1,246,829
Equity component of convertible debentures		—	13,029
Contributed deficit		(12,469)	(29,826)
Accumulated deficit		(1,829,210)	(1,809,557)
Accumulated other comprehensive income		88,388	84,651
Non-controlling interest		(415)	(414)
TOTAL SHAREHOLDERS’ DEFICIT		(215,843)	(495,288)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$1,069,042	$1,215,833
Basis of presentation (Note 3)
Commitments and guarantees (Note 17)
See accompanying notes to the interim condensed consolidated financial statements
Scott Gahn Chief Executive Officer and President	Stephen Schaefer Corporate Director
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            1

Interim condensed consolidated
statements of income (loss)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
	Notes	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
CONTINUING OPERATIONS
Sales	10	$540,067	$658,521	$1,782,803	$2,097,126
Cost of goods sold	4	359,622	446,552	1,112,510	1,748,281
GROSS MARGIN		180,445	211,969	670,293	348,845
INCOME (EXPENSES)
Administrative		(30,408)	(39,616)	(112,507)	(121,885)
Selling and marketing		(42,269)	(51,270)	(137,140)	(167,253)
Other operating expenses	13(a)	(10,239)	(28,878)	(50,915)	(104,485)
Finance costs	9	(17,677)	(28,178)	(69,274)	(80,175)
Restructuring costs	14	—	—	(7,118)	—
Gain on Recapitalization transaction, net	12(c)	1,026	—	51,367	—
Unrealized gain (loss) of derivative instruments and other	7	(71,558)	36,990	(79,177)	(139,547)
Realized gain (loss) of derivative instruments	4	(56,905)	(78,220)	(276,808)	78,348
Other income (expenses), net		(1,431)	1,649	(4,488)	29,734
Profit (loss) from continuing operations before income taxes		(49,016)	24,446	(15,767)	(156,418)
Provision for income taxes	11	3,311	3,845	4,618	3,604
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$(52,327)	$20,601	$(20,385)	$(160,022)
DISCONTINUED OPERATIONS
Gain (Loss) from discontinued operations	16	4,788	6,293	630	(8,705)
PROFIT (LOSS) FOR THE PERIOD		$(47,539)	$26,894	$(19,755)	$(168,727)
Attributable to:
Shareholders of Just Energy		$(52,315)	$20,614	$(20,260)	$(159,975)
Discontinued operations		4,788	6,293	630	(8,705)
Non-controlling interest		(12)	(13)	(125)	(47)
PROFIT (LOSS) FOR THE PERIOD		$(47,539)	$26,894	$(19,755)	$(168,727)
Earnings (loss) per share from continuing operations	15
Basic		$(1.09)	$2.08	$(0.77)	$(16.25)
Diluted		$(1.09)	$2.07	$(0.77)	$(16.25)
Earnings (loss) per share from discontinued operations	16
Basic		$0.10	$0.64	$0.02	$(0.88)
Diluted		$0.10	$0.63	$0.02	$(0.88)
Earnings (loss) per share available to shareholders	15
Basic		$(0.99)	$2.72	$(0.75)	$(17.13)
Diluted		$(0.99)	$2.70	$(0.75)	$(17.13)
See accompanying notes to the interim condensed consolidated financial statements
2               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

Interim condensed consolidated statements
of comprehensive income (loss)
(unaudited in thousands of Canadian dollars)
	Notes	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
PROFIT (LOSS) FOR THE PERIOD		$(47,539)	$26,894	$(19,755)	$(168,727)
Unrealized gain (loss) on translation of foreign operations, net of tax		3,514	(6,258)	4,308	(4,476)
Unrealized gain (loss) on translation of foreign operations from discontinued operations		(945)	—	(156)	4,721
Gain (loss) on translation of foreign operations disposed and reclassified to consolidated statement of income (loss)	16	(1,248)	11,610	(415)	11,610
		1,321	5,352	3,737	11,855
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(46,218)	$32,246	$(16,018)	$(156,872)
Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$(46,206)	$32,259	$(15,893)	$(156,825)
Non-controlling interest		(12)	(13)	(125)	(47)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(46,218)	$32,246	$(16,018)	$(156,872)
See accompanying notes to the interim condensed consolidated financial statements
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            3

Interim condensed consolidated statements
of changes in shareholders’ equity (deficit)
(unaudited in thousands of Canadian dollars)
	Notes	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings, beginning of period		$140,446	$450,032
Profit (loss) for the period as reported, attributable to shareholders		(19,630)	(168,680)
Accumulated earnings, end of period		$120,816	$281,352
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,950,003)	(1,923,808)
Dividends and distributions declared and paid	12(b)	(23)	(25,359)
Dividends and distributions, end of period		$(1,950,026)	$(1,949,167)
ACCUMULATED DEFICIT		$(1,829,210)	$(1,667,815)
ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$84,651	$79,093
Other comprehensive income		3,737	11,855
Accumulated other comprehensive income, end of period		$88,388	$90,948
SHAREHOLDERS’ CAPITAL	12
Common shares
Common shares, beginning of period		$1,099,864	$1,088,538
Issuance of shares due to Recapitalization	12(c)	438,642	—
Issuance cost associated with Recapitalization	12(c)	(1,572)	—
Share-based units exercised	12(c)	929	10,717
Common shares, end of period		$1,537,863	$1,099,255
Preferred shares	12
Preferred shares, beginning of period		$146,965	$146,965
Settled with common shares	12(c)	(146,965)	—
Preferred shares, end of period		$—	$146,965
SHAREHOLDERS’ CAPITAL		$1,537,863	$1,246,220
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,029
Settled with common shares	12(c)	(13,029)	—
Balance, end of period		$—	$13,029
CONTRIBUTED DEFICIT
Balance, beginning of period		$(29,826)	$(25,540)
Add: Share-based compensation expense	13(a)	5,657	10,469
Discontinued operations		—	254
Transferred from equity component		13,029	—
Less: Share-based units exercised		(929)	(10,717)
Share-based compensation adjustment		(423)	(3,470)
Non-cash deferred share grant distributions		23	(1,815)
Balance, end of period		$(12,469)	$(30,819)
NON-CONTROLLING INTEREST
Balance, beginning of period		$(414)	$(399)
Foreign exchange impact on non-controlling interest		124	58
Loss attributable to non-controlling interest		(125)	(47)
Balance, end of period		$(415)	$(388)
TOTAL SHAREHOLDERS’ DEFICIT		$(215,843)	$(348,825)
See accompanying notes to the interim condensed consolidated financial statements
4               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

Interim condensed consolidated statements
of cash flows
(unaudited in thousands of Canadian dollars)
	Notes	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Net inflow (outflow) of cash related to the following activities
OPERATING
Profit (loss) from continuing operations before income taxes		$(15,767)	$(156,418)
Profit (loss) from discontinued operations before income taxes		681	(8,455)
Profit (loss) before income taxes		(15,086)	(164,873)
Items not affecting cash
Depreciation and amortization	13(a)	18,462	28,817
Share-based compensation expense	13(a)	5,657	10,469
Financing charges, non-cash portion		22,459	16,138
Gain on sale of subsidiaries, net		423	(45,138)
Unrealized loss in fair value of derivative instruments and other	7	79,177	139,547
Gain from Recapitalization transaction	12(c)	(78,792)	—
Net change in working capital balances		(30,387)	37,191
Adjustment for discontinued operations		(4,120)	(4,649)
Income taxes paid		(8,823)	(9,367)
Cash inflow (outflow) from operating activities		(11,030)	8,135
INVESTING
Purchase of property and equipment		(333)	(806)
Purchase of intangible assets		(7,638)	(11,918)
Payments for previously acquired business		—	(12,013)
Proceeds from disposition of subsidiaries		4,618	7,672
Cash outflow from investing activities		(3,353)	(17,065)
FINANCING
Dividends/distributions paid		—	(25,335)
Repayment of long-term debt	9	(4,204)	(6,027)
Leased asset payments		(3,062)	(4,460)
Debt issuance costs	9	(6,625)	(1,737)
Share swap payout		(21,488)	—
Credit facility withdrawal (repayment)	9	(3,770)	54,794
Proceeds from issuance of common stock, net		100,969	—
Cash inflow from financing activities		61,820	17,235
Effect of foreign currency translation on cash balances		(6,895)	(244)
Net cash inflow		40,542	8,061
Cash and cash equivalents, beginning of period		26,093	9,927
Cash and cash equivalents, end of period		$66,635	$17,988
Supplemental cash flow information:
Interest paid		$46,815	$54,480
See accompanying notes to the interim condensed consolidated financial statements
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            5

Notes to the interim condensed consolidated
financial statements
For the nine months ended December 31, 2020
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
1.
ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on February 25, 2021.
2.
OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.
Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its gross margin from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
Just Energy offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products offered through terrapass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Through the Filter Group business, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions.
Just Energy markets its product offerings through multiple sales channels including digital, retail, door-to-door, brokers and affinity relationships.
In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the three months ended December 31, 2019 as described in Note 16. The disposal of operations in Japan was completed in April 2020, and the disposal of operations in Germany is expected to be completed in the near future. On November 30, 2020, the Company sold EdgePower. The disposal of these operations were reclassified and presented in discontinued operations. As at December 31, 2020, these operations were classified as a disposal group held for sale and as a discontinued operation as appropriate. Previously, these operations were reported within the Consumer segment, while a portion of the U.K. business was allocated to the Commercial segment. EdgePower was previously reported as a Commercial segment.
On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”). See further discussion in Note 9 and Note 12.
3.
FINANCIAL STATEMENT PRESENTATION

(a)
Compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2020 annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards (“IFRS”). Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.
6               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(b)
Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the fiscal year ended March 31, 2020.
The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousands, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.
The interim operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2021, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and lowest in October through December and April through June.
Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s Interim Financial Statements. Please refer to Note 4.
(c)
Going concern

Due to the extreme cold weather throughout the State of Texas, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company meeting the potential liquidity challenges and potential non-compliance with debt covenants from this event. Commencing on or about February 13, 2021 continuing through February 19, 2021, extreme cold weather caused increases in power demand from higher customer consumption. The increased demand and the rolling blackouts or forced outages demanded by the Electric Reliability Council of Texas (ERCOT) caused the Company to have to balance power supply at very high clearing prices. While the total impact of the weather event is uncertain at this time, based on currently available information the Company estimates substantial losses could be incurred. The total impact may also be impacted by ERCOT final settlement data, impacts of customer credit losses, any state government or regulatory actions, or potential litigation with respect thereto.
There can be no assurance that the Company will be able to address these challenges with its stakeholders or otherwise, and any inability or failure of the Company to appropriately address such challenges could materially and adversely impact the business, operations, financial condition and operating results of the Company. The Company may have further discussions with market participants, including existing stakeholders, regarding any further sources of financing. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern and accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern.
These Interim Financial Statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material.
(d)
Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2020. Subsidiaries and affiliates are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.
(e)
Significant accounting judgments, estimates, and assumptions

The preparation of the Interim Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amount of assets, liabilities, income and expenses. The estimates and related assumptions based on previous experience and other factors are considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes from the disclosures from the Company’s Audited Financial Statements and Notes for the year ended March 31, 2020 with respect to significant accounting judgments, estimates and assumptions.
COVID-19 impact
As a result of the continued and uncertain economic and business impact of the coronavirus disease (“COVID-19”) pandemic, Just Energy has reviewed the estimates, judgments and assumptions used in the preparation of the Interim Financial Statements, including with respect to: the determination of whether indicators of impairment exist for the assets and cash-generating units (“CGUs”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. Just Energy has also assessed the impact of the COVID-19 pandemic on the estimates and judgments used in connection with the measurement of deferred income tax assets and the credit risk of Just Energy’s customers. Although Just Energy determined that no significant revisions to such estimates, judgments or assumptions were required for the period ended December 31, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from the COVID-19 pandemic continue or worsen. Any such revision (due to the COVID-19 pandemic or otherwise) may result in, among other things, write-downs or impairments to the assets or CGUs, and/or adjustments to the carrying amount of the accounts receivable,
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
goodwill or to the valuation of the deferred income tax assets, any of which could have a material impact on the results of operations and financial condition. While Just Energy believes the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of the COVID-19 pandemic on the Company’s results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.
4.
ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

Adoption of International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Decision 11”)
The IFRIC reached a decision on Agenda Decision 11 during its meeting on March 5 and 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item at a fixed price.
The Company reviewed the agenda decision and determined that a change was required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of the interim condensed consolidated statements of income (loss) has been amended to comply with the IFRIC agenda decision.
Prior to the adoption of Agenda Decision 11, realized gains and losses on financial swap contracts and options were included in cost of goods sold. Upon adoption of Agenda Decision 11, realized gains and losses on financial swap contracts are recorded in the line item realized loss on derivative instruments. As a result of Agenda Decision 11, the amount of cost of goods sold previously reported for the three months ended December 31, 2019, has decreased by $69.5 million from $516.0 million previously reported, to $446.6 million, upon the adoption of IFRIC Agenda Decision 11 with an increase in realized losses on derivatives. The amount of cost of goods sold previously reported for the nine months ended December 31, 2019, has increased from $1,667.0 million previously reported, to $1,748.3 million, upon the adoption of IFRIC Agenda Decision 11 with a decrease in realized losses on derivatives.
5.
TRADE AND OTHER RECEIVABLES, NET

(a)
Trade and other receivables, net

	As at Dec. 31, 2020	As at March 31, 2020
Trade accounts receivable, net	$169,360	$241,969
Accrued gas receivables	2,118	7,224
Unbilled revenues, net	113,529	121,993
Commodity receivables and other	59,073	32,721
	$344,080	$403,907

(b)
Aging of accounts receivable

Customer credit risk
The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors, if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.
In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:
	As at Dec. 31, 2020	As at March 31, 2020
Current	$64,195	$83,431
1-30 days	11,914	26,678
31-60 days	3,134	6,513
61-90 days	3,169	5,505
Over 90 days	15,698	35,252
	$98,110	$157,379

(c)
Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:
	As at Dec. 31, 2020	As at March 31, 2020
Balance, beginning of period	$45,832	$182,365
Provision for doubtful accounts	26,959	80,050
Bad debts written off	(48,855)	(138,514)
Foreign exchange	4,625	3,124
Assets classified as held for sale	—	(81,193)
Balance, end of period	$28,561	$45,832
Allowance for doubtful accounts on accounts receivable	$25,583	$43,127
Allowance for doubtful accounts on unbilled revenue	2,978	2,705
Total allowance for doubtful accounts	$28,561	$45,832

6.
OTHER CURRENT AND NON-CURRENT ASSETS

(a)
Other current assets

	As at Dec. 31, 2020	As at March 31, 2020
Prepaid expenses and deposits	$18,531	$55,972
Customer acquisition costs	51,384	77,939
Green certificates assets	64,214	63,728
Gas delivered in excess of consumption	5,778	2,393
Inventory	3,238	3,238
	$143,145	$203,270

(b)
Other non-current assets

	As at Dec. 31, 2020	As at March 31, 2020
Customer acquisition costs	$26,030	$43,686
Other long-term assets	7,784	12,764
	$33,814	$56,450
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
7.
FINANCIAL INSTRUMENTS

(a)
Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.
The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized loss in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Physical forward contracts and options (i)	$(58,098)	$20,651	$(124,865)	$(108,787)
Financial swap contracts and options (ii)	(19,349)	3,320	51,316	(39,994)
Foreign exchange forward contracts	(6,060)	(1,804)	(15,139)	(106)
Share swap	—	2,188	—	(4,839)
Unrealized foreign exchange on 10.25% loan	13,649	—	13,649	—
Unrealized foreign exchange on the 6.5% convertible bond and 8.75% loan transferred to realized foreign exchange resulting from the Recapitalization	—	5,554	—	8,029
Weather derivatives (iii)	(547)	6,576	(1,159)	(4,362)
Other derivative options	(1,153)	505	(2,979)	10,512
Unrealized gain (loss) of derivative instruments and other	$(71,558)	$36,990	$(79,177)	$(139,547)
The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at December 31, 2020:
	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$14,975	$12,585	$84,147	$124,423
Financial swap contracts and options (ii)	3,831	7,201	21,346	6,592
Foreign exchange forward contracts	—	—	3,494	4,091
Weather derivatives (iii)	7,478	—	547	642
Other derivative options	2,912	285	632	581
As at December 31, 2020	$29,196	$20,071	$110,166	$136,329
10               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2020:
	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$24,549	$17,673	$57,461	$51,836
Financial swap contracts and options (ii)	6,915	1,492	53,917	24,432
Foreign exchange forward contracts	4,519	3,036	—	—
Weather derivatives (iii)	—	—	280	—
Other derivative options	370	6,591	1,780	—
As at March 31, 2020	$36,353	$28,792	$113,438	$76,268
Below is a summary of the financial instruments classified through profit or loss as at December 31, 2020, to which Just Energy has committed:
(i) Physical forward contracts and options consist of:
•
Electricity contracts with a total remaining volume of 26,332,493 MWh, a weighted average price of  $46.10/MWh and expiry dates up to December 31, 2029.

•
Natural gas contracts with a total remaining volume of 80,627,146 GJs, a weighted average price of  $2.64/GJ and expiry dates up to October 31, 2025.

•
Renewable energy certificates (“RECs”) with a total remaining volume of 2,524,443 MWh, a weighted average price of $44.11/REC and expiry dates up to December 31, 2029.

•
Electricity generation capacity contracts with a total remaining volume of 3,040 MWCap, a weighted average price of $4,796.40/MWCap and expiry dates up to May 31, 2024.

•
Ancillary contracts with a total remaining volume of 963,600 MWh, a weighted average price of  $16.98/MWh and expiry dates up to December 31, 2022.

(ii)
Financial swap contracts and options consist of:

•
Electricity contracts with a total remaining volume of 15,457,778 MWh, a weighted average price of $40.53/MWh and expiry dates up to December 31, 2024.

•
Natural gas contracts with a total remaining volume of 107,841,936 GJs, a weighted average price of  $3.19/GJ and expiry dates up to December 31, 2025.

•
Ancillary contracts with a total remaining volume of 87,600 MWh, a weighted average price of  $16.23/MWh and expiry dates up to December 31, 2021.

(iii)
Weather derivatives consist of:

•
HDD collar options with HDD strikes set at 0.8 to 1.32 degree day wide, total tick size of  $12,500 per HDD and an expiry date of March 31, 2021.

•
HDD natural gas swaps with price strikes ranging from US$2.19 to US$6.94/MmBTU and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2021.

•
HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2022.

•
HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2023.

•
Put options for HDDs with temperature strikes at historical averages, total tick size of  $11,600 per HDD and an expiry date of March 31, 2021

Share swap agreement
Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33.8 million. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23.8 million through a payment of  $10.0 million and renewed the share swap agreement. On March 31, 2020, the share swap agreement
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
expired and settled. Net monthly settlements received (paid) under the share swap agreement were recorded in other income (expense) in the interim condensed consolidated statement of income (loss).
These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Financial Statements.
Fair value (“FV”) hierarchy of derivatives
Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.
Level 2
Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.
Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.
Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.
For the share swap agreement, Just Energy used a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs had no observable market, it was classified as Level 3.
Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.
Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2020:
	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$–	$49,267	$49,267
Derivative financial liabilities	–	(8,104)	(238,391)	(246,495)
Total net derivative financial liabilities	$–	$(8,104)	$(189,124)	$(197,228)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020:
	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$–	$65,145	$65,145
Derivative financial liabilities	–	(38,676)	(151,030)	(189,706)
Total net derivative financial liabilities	$–	$(38,676)	$(85,885)	$(124,561)
12               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Commodity price sensitivity — Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the three month period ended December 31, 2020 would have increased (decreased) by $142.6 million ($141.7 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.
A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.
The following table illustrates the changes in net fair value of financial liabilities classified as Level 3 in the FV hierarchy for the following periods:
	Nine months ended December 31, 2020	Year ended March 31, 2020
Balance, beginning of period	$(85,885)	$17,310
Total losses	(100,714)	(3,822)
Purchases	(41,180)	(43,663)
Sales	291	14,549
Settlements	38,364	(70,259)
Balance, end of period	$(189,124)	$(85,885)

(b)
Classification of non-derivative financial assets and liabilities

As at December 31, 2020 and March 31, 2020, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.
Long-term debt recorded at amortized cost has a fair value as at December 31, 2020 of  $518.8 million (March 31, 2020 — $596.2 million. The interest payable on outstanding amounts under the senior secured credit facility is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate. The 10.25% term loan is classified as level 1 in the FV hierarchy. Prior to the exchange under the Recapitalization transaction, the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, were fair valued based on market value; the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were classified as Level 1 in the FV hierarchy.
The risks associated with Just Energy’s financial instruments are as follows:
(i)
Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.
Foreign currency risk
Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.
The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a significant portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.
Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.
With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended December 31, 2020, assuming that all the other variables had remained constant, net loss for the three months ended December 31, 2020 would have been $4.3 million lower/higher and other comprehensive income (loss) would have been $10.8 million lower/higher.
Interest rate risk
Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.
A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $1.5 million in profit (loss) before income taxes for the three months ended December 31, 2020 (December 31, 2019 — $0.6 million).
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity — all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the three months ended December 31, 2020 would have increased (decreased) by $141.0 million ($140.1 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.
For information on credit risk, refer to Note 5.
(ii)
Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at December 31, 2020, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of  $12.3 million (March 31, 2020 — $23.8 million) to accommodate for its counterparties’ risk of default.
(iii)
Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counter party limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.
As at December 31, 2020, the estimated counterparty credit risk exposure amounted to $49.3 million (March 31, 2020 — $65.1 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.
8.
TRADE AND OTHER PAYABLES

	As at Dec. 31, 2020	As at March 31, 2020
Commodity suppliers’ accruals and payables	$288,059	$414,581
Green provisions and repurchase obligations	74,124	103,245
Sales tax payable	25,460	19,706
Non-commodity trade accruals and accounts payable	56,920	117,473
Current portion of payable to former joint venture partner	12,539	18,194
Accrued gas payable	877	3,295
Other payables	14,784	9,171
	$472,763	$685,665
14               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9.
LONG-TERM DEBT AND FINANCING

	Maturity	As at Dec. 31, 2020	As at March 31, 2020
Senior secured credit facility (a)	December 31, 2023	$232,619	$236,389
Less: Debt issue costs (a)		(4,273)	(1,644)
Filter Group financing (b)	October 25, 2023	5,485	9,690
7.0% $13M subordinated notes (c)	September 27, 2026	13,393	—
Less: Debt issue costs (c)		(1,934)	—
10.25% term loan (d)	March 31, 2024	273,478	—
8.75% loan (e)		—	280,535
6.75% $100M convertible debentures (f)		—	90,187
6.75% $160M convertible debentures (g)		—	153,995
6.5% convertible bonds (h)		—	12,851
		518,768	782,003
Less: Current portion		(3,535)	(253,485)
		$515,233	$528,518
Future annual minimum principal repayments are as follows:
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Senior secured credit facility (a)	$—	$232,619	$—	$—	$232,619
Filter Group financing (b)	3,535	1,950	—	—	5,485
7.0% $13M subordinated notes (c)	—	—	—	13,393	13,393
10.25% term loan (d)	—	—	273,478	—	273,478
	$3,535	$234,569	$273,478	$13,393	$524,975
Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Senior secured credit facility (a)	$4,712	$5,854	$15,229	$17,900
Filter Group financing (b)	165	99	540	600
7.0% $13M subordinated notes (c)	280	—	280	—
10.25% Term Loan (d)	8,242	—	8,242	—
8.75% loan (e)	—	8,655	18,055	26,275
6.75% $100M convertible debentures (f)	—	2,372	4,762	7,046
6.75% $160M convertible debentures (g)	—	3,462	6,948	10,354
6.5% convertible bonds (h)	—	262	536	2,479
Supplier finance and others (i)	4,278	7,474	14,682	15,521
	$17,677	$28,178	$69,274	$80,175

(a)
As part of the Recapitalization, Just Energy extended the $335 million senior secured credit facility to December 2023, which was previously scheduled to mature in December 2020. Certain principal amounts outstanding under the letter of credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program.Just Energy’s obligations under the $335 million senior secured credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, Filter Group and German operations. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral. As at December 31, 2020, the Company was compliant with all of its covenants. The tables below show Just Energy’s available capacity and its scheduled mandatory commitment reductions.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Senior secured credit facility as at December 31, 2020:
Total commitments	$335,000
Outstanding advances	(232,619)
Letters of credit outstanding	(77,816)
Remaining capacity	$24,565
Scheduled mandatory commitment reductions1:
March 31, 2021	$35,000
September 30, 2021	35,000
March 31, 2022	35,000
September 30, 2022	35,000
March 31, 2023	35,000
September 30, 2023	35,000

1
In addition to the scheduled mandatory commitment reductions in the table above, Just Energy will be required to reduce the commitments for the sale of unrestricted subsidiaries and for asset dispositions in any fiscal year greater than $500,000. On November 30, 2021, the facility will also be reduced by the lesser of  (a) $30 million less the aggregate of all commitment reductions made related to the after-tax proceeds from certain assets on or before November 30,2021, and (b) the cumulative EBITDA for the trailing five fiscal quarters measured at September 30, 2021 less $176.0 million.

Under the terms of the senior secured credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 5.25%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%. Interest rates are adjusted quarterly based on certain financial performance indicators.
Prior to the Recapitalization, interest was payable on outstanding loans at rates that varied with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances were at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit were at a rate of 3.750%.
As at December 31, 2020, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at December 31, 2020, $232.6 million has been drawn against the facility and total letters of credit outstanding as of December 31, 2020 amounted to $77.8 million (March 31, 2020 — $72.5 million).
(b)
Filter Group has a $5.5 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable monthly.

(c)
As part of the Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“7.0% $13M subordinated notes”) to holders of the subordinated convertible debentures, which has a six-year maturity. The 7.0% subordinated notes bear an annual interest rate of 7.0% payable in-kind semi-annually on March 15 and September 15. The balance at December 31, 2020 includes an accrual of  $0.2 million for capitalized interest payable on the notes. A $2.0 million fee related to the issuance of the notes was capitalized at inception to be amortized over the term of the agreement. The 7.0% $13M subordinated notes had a principal amount of  $15 million as at September 28, 2020, which was reduced to $13.2 million through a tender offer for no consideration, on October 19, 2020.

(d)
As part of the Recapitalization, Just Energy issued a US$205.9 million principal note (the “10.25% term loan”) maturing on March 31, 2024. The note bears interest at 10.25% and payments will be capitalized into the note. The interest is capitalized on a semi-annual basis on September 30 and March 31. The balance at December 31, 2020 includes an accrual of  $7.1 million for capitalized interest payable on the notes. Upon achieving certain financial measures, the Company will pay either 50% or 100% of the interest in cash at a 9.75% rate on a semi-annual basis. Certain senior debt to EBITDA ratios have been established as well as minimum EBITDA requirements for a trailing four quarter period. Voluntary prepayments are allowed within the agreement subject to a prepayment penalty of 5.0%. The 5.0% prepayment penalty is amortized as finance costs over the term of the agreement.

(e)
As part of the Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the 10.25% term loan and 786,982 common shares. The loan had US$207.0 million outstanding plus accrued interest.

(f)
As part of the Recapitalization, the 6.5% $100M convertible debentures were exchanged for 3,592,069 common shares along with it’s pro-rata share of the 7.0% $13M subordinated notes and the payment of accrued interest.

(g)
As part of the Recapitalization, the 6.75% $160M convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the 7.0% $13M subordinated notes and the payment of accrued interest.

(h)
As part of the Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the 10.25% term loan and 35,737 common shares. $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

16               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(i)
Supplier finance and other costs for the quarter ended December 31, 2020 primarily consists of charges for extended payment terms.

10.
REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Consumer segment and the Commercial segment.
The chief operating decision maker monitors the operational results of the Consumer and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base gross margin and Embedded gross margin as defined in the Company’s Management Discussion and Analysis.
Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.
Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.
For the three months ended December 31, 2020:
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$324,002	$216,065	$—	$540,067
Cost of goods sold	197,612	162,010	—	359,622
Gross margin	126,390	54,055	—	180,445
Depreciation and amortization	4,470	876	—	5,346
Administrative expenses	8,860	4,199	17,349	30,408
Selling and marketing expenses	25,538	16,731	—	42,269
Other operating expenses	3,699	1,194	—	4,893
Segment profit for the period	$83,823	$31,055	$(17,349)	$97,529
Finance costs				(17,677)
Gain on Recapitalization transaction, net				1,026
Unrealized loss of derivative instruments and other				(71,558)
Realized loss of derivative instruments				(56,905)
Other expense, net				(1,431)
Provision for income taxes				(3,311)
Loss for the period from continuing operations				$(52,327)
Profit from discontinued operations				4,788
Loss for the period				(47,539)
Capital expenditures	$2,947	$352	$—	$3,299
For the three months ended December 31, 2019:
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$390,757	$267,764	$—	$658,521
Cost of goods sold	254,129	192,423	—	446,552
Gross margin	136,628	75,341	—	211,969
Depreciation and amortization	6,441	758	—	7,199
Administrative expenses	8,241	5,061	26,314	39,616
Selling and marketing expenses	32,377	18,893	—	51,270
Other operating expenses	19,717	1,962	—	21,679
Segment profit for the period	$69,852	$48,667	$(26,314)	$92,205
Finance costs				(28,178)
Unrealized gain of derivative instruments and other				36,990
Realized loss of derivative instruments				(78,220)
Other income, net				1,649
Provision for income taxes				(3,845)
Profit for the period from continuing operations				$20,601
Profit from discontinued operations				6,293
Profit for the period				26,894
Capital expenditures	$2,290	$626	$—	$2,916
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2020:
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,098,701	$684,102	$—	$1,782,803
Cost of goods sold	632,465	480,045	—	1,112,510
Gross margin	466,236	204,057	—	670,293
Depreciation and amortization	15,608	2,690	—	18,298
Administrative expenses	27,760	14,796	69,951	112,507
Selling and marketing expenses	82,760	54,380	—	137,140
Other operating expenses	24,767	7,850	—	32,617
Segment profit for the period	$315,341	$124,341	$(69,951)	$369,731
Finance costs				(69,274)
Restructuring costs				(7,118)
Gain on Recapitalization transaction, net				51,367
Unrealized loss of derivative instruments and other				(79,177)
Realized loss of derivative instruments				(276,808)
Other expense, net				(4,488)
Provision for income taxes				(4,618)
Loss for the period from continuing operations				(20,385)
Profit from discontinued operations				630
Loss for the period				$(19,755)
Capital expenditures	$7,163	$809	$—	$7,972
As at December 31, 2020
Total goodwill	$167,997	$96,654	$—	$264,651
Total assets	$875,850	$193,192	$—	$1,069,042
Total liabilities	$1,247,896	$36,989	$—	$1,284,885
For the nine months ended December 31, 2019:
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,274,964	$822,162	$—	$2,097,126
Cost of goods sold	987,042	761,239		1,748,281
Gross margin	287,922	60,923	—	348,845
Depreciation and amortization	24,955	2,208	—	27,163
Administrative expenses	28,765	17,740	75,380	121,885
Selling and marketing expenses	108,755	58,498	—	167,253
Other operating expenses	72,070	5,252	—	77,322
Segment profit (loss) for the period	$53,377	$(22,775)	$(75,380)	$(44,778)
Finance costs				(80,175)
Unrealized loss of derivative instruments and other				(139,547)
Realized gain of derivative instruments				78,348
Other income, net				29,734
Provision for income taxes				(3,604)
Loss for the period from continuing operations				$(160,022)
Loss from discontinued operations				(8,705)
Loss for the period				(168,727)
Capital expenditures	$11,546	$1,176	$—	$12,722
As at December 31, 2019
Total goodwill	$164,799	$158,336	$—	$323,135
Total assets	$884,560	$409,645	$—	$1,294,205
Total liabilities	$1,349,179	$210,776	$—	$1,559,955
18               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Sales from external customers
The revenue is based on the location of the customer.
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Canada	$79,559	$77,691	$201,597	$219,843
United States	460,508	580,830	1,581,206	1,877,283
Total	$540,067	$658,521	$1,782,803	$2,097,126
Non-current assets
Non-current assets by geographic segment consist of goodwill, property and equipment and intangible assets and are summarized as follows:
	As at Dec. 31, 2020	As at March 31, 2020
Canada	$232,113	$233,678
United States	139,794	166,074
Total	$371,907	$399,752

11.
INCOME TAXES

	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Current income tax expense	$3,311	$2,905	$4,676	$6,417
Deferred income tax expense (recovery)	—	940	(58)	(2,813)
Provision for (recovery of) income taxes	$3,311	$3,845	$4,618	$3,604

12.
SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.
(a)
Details of issued and outstanding shareholders’ capital are as follows:

	Nine months ended Dec. 31, 2020		Year ended March 31, 2020
	Shares	Amount	Shares	Amount
Common shares:
Issued and outstanding
Balance, beginning of period	4,594,371	$1,099,864	4,533,211	$1,088,538
Share-based awards exercised	91,854	929	61,160	11,326
Issuance of shares due to Recapitalization	43,392,412	438,642	—	—
Issuance cost	—	(1,572)	—	—
Balance, end of period	48,078,637	$1,537,863	4,594,371	$1,099,864
Preferred shares:
Issued and outstanding
Balance, beginning of period	4,662,165	$146,965	4,662,165	$146,965
Exchanged to common shares	(4,662,165)	(146,965)	—	—
Balance, end of period	—	$—	4,662,165	$146,965
Shareholders’ capital	48,078,637	$1,537,863	9,256,536	$1,246,829
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            19

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The above table reflects the impacts of the Recapitalization including the extinguished convertible debentures, the settlement of the preferred shares and the issuance of new common shares. The common shares have been adjusted retrospectively to reflect the 33:1 share consolidation as part of Recapitalization (Note 12c).
(b)
Dividends and distributions

On August 14, 2019, the Company suspended its dividend on common shares. For the quarters ended December 31, 2020 and December 31, 2019, respectively, no dividends per common share were declared by Just Energy. For the nine months ended December 31, 2020, no dividends per common share were declared by Just Energy. For the nine months ended December 31, 2019 one dividend of  $0.125 per common share was declared by Just Energy resulting in a total dividend paid of  $18.7 million.
As a result of the dividend suspension, distributions related to the dividends also ceased. There were no distributions during the three months ended December 31, 2020, consistent with the same quarter in fiscal 2020.
On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares. For the quarters ended December 31, 2020 and December 31, 2019 no dividends per preferred shares were declared by Just Energy. For the nine months ended December 31, 2020, no dividends per preferred share were declared by Just Energy. For the nine months ended December 31, 2019 dividends of  $1.0625 per preferred share was declared by Just Energy resulting in a total dividend paid of  $6.6 million.
Under the senior secured credit facility and the 10.25% term loan, Just Energy is not allowed to pay dividends to the shareholders of Just Energy.
(c)
Recapitalization transaction

On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the CBCA and included:
•
The consolidation of the Company’s common shares on a 1-for-33 basis;

•
Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures for common shares and $15 million principal amount of new subordinated notes (“7.0% $13M subordinated notes”). The 7.0% $13M subordinated notes had a principal amount of  $15 million as at September 28, 2020 which was reduced to $13.2 million through a tender offer for no consideration on October 19, 2020;

•
Extension of  $335 million of the Company’s senior secured credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•
Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 were exchanged for a new term loan due March 2024 (the “10.25% term loan”) and common shares, with interest on the new term loan to be initially paid-in-kind until certain financial measures are achieved;

•
Exchange of all of the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares for common shares;

•
Accrued and unpaid interest paid in cash on the subordinated convertible debentures until September 28, 2020;

•
The payment of certain expenses of the ad hoc group of convertible debenture holders;

•
The issuance of approximately $3.7 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering, proceeds of which partially offset the incremental cash costs to the ad hoc group noted above;

•
The entitlement of holders of Just Energy’s existing 8.75% loan, 6.5% convertible bonds, the subordinated convertible debentures, preferred shares and common shares as of July 23, 2020 to subscribe for post-consolidation common shares at a price per share of  $3.412, with subscriptions totaling 15,174,950 common shares resulting in cash proceeds for Just Energy of approximately $51.8 million;

•
Pursuant to the previously announced backstop commitments, the acquisition of 14,137,580 common shares by the backstop parties, on a post-consolidation basis resulting in cash proceeds for Just Energy of approximately $48.2 million; for a total aggregate proceeds from the equity subscription option of approximately $100.0 million, which was used to reduce debt and for general corporate purposes. In accordance with the Plan of Arrangement, the Board of Directors of Just Energy determined that the value of the equity subscription offer on September 28, 2020 was $4.868 per share;

•
The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of  $1.8 million in cash and 429,958 common shares; and

•
The implementation of a new management equity incentive plan that will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares and deferred shares.

The Recapitalization resulted in total net gain of  $51.4 million for the nine months ended December 31, 2020. The net gain reported in the consolidated statements of income (loss) is made up of the gain of  $78.8 million related to reduction in debt, partially offset by $27.4 million of expense incurred in relation to the Recapitalization, which was not capitalized.
20               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Recapitalization did not result in tax expense or cash taxes since any debt forgiveness resulting from the exchange of the convertible debentures was fully reduced by operating and capital losses previously not used.
(d)
Stock based compensation

Under the Company’s 2020 Equity Compensation Plan (the “Equity Plan”) approved as part of the Recapitalization, Just Energy is allowed to issue Options, Restricted Share Units (“RSUs”), Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) for the employees and directors of the Company. Under the Equity Plan, during the three months ended December 31, 2020, 650,000 Options were issued to management on October 12, 2020 with an exercise price of  $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the 5-day volume weighted trading price as of October 9, 2020. The Company also issued an aggregate of 186,929 DSUs to the directors in lieu of materially all of their annual cash retainers based on the 5-day volume weighted trading price as of October 9, 2020 of  $8.37. In addition, the Company issued 23,513 RSUs to one employee based on the 5-day volume weighted trading price as of October 9, 2020 of  $8.37.
13.
OTHER EXPENSES

(a)
Other operating expenses

	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Amortization of intangible assets	$3,840	$4,953	$12,458	$19,414
Depreciation of property and equipment	1,506	2,246	5,840	7,749
Bad debt expense	3,358	19,996	26,960	66,853
Share-based compensation	1,535	1,683	5,657	10,469
	$10,239	$28,878	$50,915	$104,485

(b)
Employee expenses

	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Wages, salaries and commissions	$33,459	$50,422	$112,474	$163,687
Benefits	3,790	5,317	11,026	16,556
	$37,249	$55,739	$123,500	$180,243
For the three months ended December 31, 2020, employee expenses of  $11.8 million and $25.4 million are included in administrative expense and selling and marketing expenses, respectively, compared to an amount of  $18.8 million and $36.9 million, respectively, in the three months ended December 31, 2019. For the nine months ended December 31, 2020, employee expenses of  $46.4 million and $77.1 million are included in administrative expense and selling and marketing expenses, respectively compared to an amount of  $57.9 million and $122.3 million, respectively, in the nine months ended December 31, 2019.
14.
RESTRUCTURING COSTS

For the nine months ended December 31, 2020, the Company incurred $7.1 million in restructuring costs in relation to the evolution of its senior management team announced in September 2020. These include management costs, structural reorganization and employee-related costs. Approximately $2.5 million of this remains unpaid as at December 31, 2020.
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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
15.
PROFIT (LOSS) PER SHARE

	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$(52,327)	$20,601	$(20,385)	$(160,022)
Earnings (loss) available to shareholders	(47,539)	26,894	(19,755)	(168,727)
Basic weighted average shares outstanding	48,043,495	9,881,771	26,355,407	9,844,806
Basic earnings (loss) per share from continuing operations	(1.09)	2.08	(0.77)	(16.25)
Basic earnings (loss) per share available to shareholders	$(0.99)	$2.72	$(0.75)	$(17.13)
DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$(52,327)	$20,601	$(20,385)	$(160,022)
Adjusted earnings (loss) from continuing operations available to shareholders	$(47,539)	$26,894	$(19,755)	$(168,727)
Basic weighted average shares outstanding	48,043,495	9,881,771	26,355,407	9,844,806
Dilutive effect of:
Restricted share grants	3,253	76,896	44,370	118,358
Deferred share grants	187	5,618	4,296	8,163
Restricted share units	17,053	—	5,643	—
Deferred share units	164,579	—	55,059	—
Options	572,283	—	192,153	—
Shares outstanding on a diluted basis	48,800,8501	9,964,285	26,656,9281	9,971,3271
Diluted earnings (loss) from continuing operations per share available to shareholders	(1.09)	2.07	(0.77)	(16.25)
Diluted earnings (loss) per share available to shareholders	$(0.99)	$2.70	$(0.75)	$(17.13)

1
The assumed settlement of shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

16.
DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. On December 29, 2020, Just Energy received £ 2.2 million in contingent consideration related to the U.K. disposition which has been included in profit from discontinued operations. On April 10, 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start-up phase with more liabilities than assets and had fewer than 1,000 customers. The sale of the Japanese subsidiary resulted in a loss on sale of  $1.1 million primarily due to the realization of cumulative translation adjustments of exchange differences from accumulated other comprehensive income, which is included in profit (loss) from discontinued operations. As at December 31, 2020, the remaining operations were classified as discontinued operations. The tax impact on the discontinued operations is minimal. During the quarter ended December 31, 2020, Just Energy sold EdgePower resulting in a gain of  $1.5 million and the results of which have been included in profit from discontinued operations.
22               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Assets and liabilities classified under discontinued operations were as follows:
	As at Dec. 31, 2020	As at March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,784	$898
Current trade and other receivables, net	702	4,978
Income taxes recoverable	16	12
Other current assets	69	1,140
	2,571	7,028
Non-current assets
Property and equipment	—	38
Intangible assets	—	545
ASSETS CLASSIFIED AS HELD FOR SALE	$2,571	$7,611
Liabilities
Current liabilities
Trade and other payables	$1,690	$4,823
Deferred revenue	83	83
Provisions	939	—
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	$2,712	$4,906

17.
COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:
As at December 31, 2020
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$336,773	$1,713,758	$384,634	$105,477	$2,540,642

(a)
Surety bonds and letters of credit

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2020 amounted to $46.3 million (March 31, 2020 — $63.4 million).
As at December 31, 2020, Just Energy had total letters of credit outstanding in the amount of  $77.8 million (Note 9(a)).
(b)
Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.
In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. On August 31, 2020 the Appeals Court denied the appeal in a 2-1 decision. Just Energy is planning to file a petition for certiorari seeking the United States Supreme Court review to resolve the newly created circuit split with the
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            23

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. Notwithstanding Just Energy’s petition, the Company accrued approximately $6.0 million in the second quarter of fiscal 2021 in connection with this matter.
In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Just Energy denies the allegations and will vigorously defend against these claims.
On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Just Energy denies the allegations and will vigorously defend against these claims.
24               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS